December 18, 2024

Fawwad Qureshi
Chief Financial Officer
Trupanion, Inc.
6100 4th Avenue S, Suite 200
Seattle, WA 98108

       Re: Trupanion, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36537
Dear Fawwad Qureshi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance